Halo Technology Holdings, Inc.
200 Railroad Avenue
Greenwich, CT 06830

April 23, 2007

VIA FACSIMILE AND
EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F. Street
Washington, DC 20549

RE:	Halo Technology Holdings, Inc.
Registration Statement on Form S-4
File No. 333-133293

Dear Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Halo Technology Holdings, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its registration statement on Form S-4 (File No. 333-133293), together with all exhibits and amendments thereto (the “Registration Statement”).

The Registrant is seeking to withdraw the Registration Statement because it has decided to terminate the proposed acquisition of InfoNow Corporation in connection with which the Registration Statement was filed.

Please be advised that this confirms that the Registration Statement was not declared effective by the Commission and that no securities were sold in connection with the Registration Statement.

Please contact Mr. Ernest Mysogland at (203) 422-2950 with any questions regarding this request for withdrawal.

Sincerely,

HALO TECHNOLOGY HOLDINGS, INC.

By: /s/ Ernest C. Mysogland

Ernest C. Mysogland
Executive Vice President, Chief Legal Officer and Secretary